Exhibit 99.2

Management’s Discussion and Analysis

First Quarter Ended March 31, 2019
(Expressed in United States dollars, except per share amounts and where otherwise noted)

May 14th, 2019

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2019 and related notes thereto which have been prepared in accordance with IFRS 34, Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2018, which are in accordance with IFRS, and the related MD&A. References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited).

Q1 2019 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

•	The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see "Overview of Business" below). On April 15, 2019, Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

o	During the first quarter 2019 work continued on critical Shaft 2 equipping activities, central heating plant, mine infrastructure, underground materials handling systems and on priority underground development. Pre-sinking works for Shaft 3 and Shaft 4 have also commenced.

o	Rio Tinto International Holdings Ltd. ("Rio Tinto"), as project manager, has advised Turquoise Hill that the fit-out and commissioning work on Shaft 2 (the main production and services shaft) is now expected to be completed by the end of October 2019.

o	As previously announced by Turquoise Hill, more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. The impact of these changes, including the further delay to Shaft 2, will be included in the definitive estimate review, which is expected to be completed towards the end of 2019. Turquoise Hill will also explore potential mitigation options.

•	Entrée is not currently aware of any expected delays to development production or initial block cave production from the first lift ("Lift 1") of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property resulting from delays to individual activities at the Oyu Tolgoi project. Entrée will evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

•	During Q1 2019, the Company disposed of all its investment in Anglo Pacific Group PLC ("Anglo Pacific") common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

•	Q1 2019 operating loss was $0.4 million compared to an operating loss of $0.5 million in Q1 2018. The 20% reduction was related to lower administrative costs in Q1 2019.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Q1 2019 operating cash outflow after working capital was $0.7 million compared to a $0.2 million operating cash outflow in Q1 2018 and, as at March 31, 2019, cash and short-term investments balance was $6.5 million. The working capital balance as at March 31, 2019 was $6.4 million.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property") – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the "Entrée/Oyu Tolgoi JV") state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as "HNE") and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto, with first development production from the Entrée/Oyu Tolgoi JV Property expected in 2021. While Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of HNE resulting from delays to individual activities at the Oyu Tolgoi project, Entrée will evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The first two phases of the Oyu Tolgoi project are fully financed, with the Oyut open pit mine on the Oyu Tolgoi mining licence (Phase 1) currently in production and construction of Lift 1 of the Hugo North/Hugo North Extension underground block cave (Phase 2) currently in progress.

The Company also has the following assets:

•	Blue Rose JV – a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") on minerals other than iron ore on Exploration Licence 6006 ("EL 6006") in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.
•	The right to Cañariaco Project Royalty Pass-Through Payments (see "Investments" section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at March 31, 2019 and the date of this MD&A, Rio Tinto beneficially owns 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.4% of the outstanding shares of the Company. As at March 31, 2019, Sandstorm Gold Ltd. ("Sandstorm") owned 28,559,880 common shares, or 16.3% of the outstanding shares of the Company. As at the date of this MD&A, Sandstorm owns 28,643,880 common shares, or 16.4% of the outstanding shares of the Company.

Trading of the Company’s common shares commenced on the NYSE American effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OUTLOOK AND STRATEGY

The Company’s primary objectives for the 2019 year continue to include:

•	Continuing constructive discussions with the Government of Mongolia; and

•	Working with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company believes that amendments that align the interests of all stakeholders as they are now understood would be in the best interests of the Company and its shareholders provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

Corporate costs, which include Mongolian site management and compliance costs, remain estimated between $1.2 million and $1.5 million for the full 2019 year. The Company continues to focus its efforts on conserving cash reserves and remaining prudent with its expenditures.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of an updated technical report (the "2018 Technical Report") completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment (the "2018 PEA"). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of Hugo North Extension Lift 2 and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

LOM highlights of the production and financial results from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	—
Indicated Resource Feed		—	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		—	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378
Entrée Attributable Financial Results
LOM Cash Flow, pre-tax	$M	382	2,078
NPV5%, after-tax	$M	157	512
NPV8%, after-tax	$M	111	278
NPV10%, after-tax	$M	89	192

Notes:

1.	The 2018 Reserve Case and the 2018 PEA are alternative cases and the Entrée attributable financial results are not additive.
2.	Long term metal prices used in the net present value ("NPV") economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
3.	Mineral reserves and mineral resources are reported on a 100% basis.
4.	Entrée has a 20% interest in the above processed material and recovered metal.
5.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
6.	Copper equivalent ("CuEq") is calculated as shown in the footnotes to the Mineral Resources Table below.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the Company is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study ("OTFS16"), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA.

Below are some of the key financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted, where it is for Entrée’s 20% attributable interest. Both cases assume long term metal prices of $3.00/lb copper, $1,300.00/oz gold and $19.00/oz silver.

Key items per the 2018 Reserve Case outputs are as follows:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 starts in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production).

•	Maximum production rate of approximately 24,000 tonnes per day ("tpd"), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

•	Total direct development and sustaining capital expenditures of approximately $262 million ($52 million attributable to Entrée).

•	Entrée LOM average cash cost $1.25/lb payable copper.

•	Entrée LOM average cash costs after credits ("C1") $0.56/lb payable copper.

•	Entrée LOM average all-in sustaining costs after credits ("AISC") $1.03/lb payable copper.

Key items per the 2018 PEA outputs are as follows:

		2018 PEA (1)(2)
Entrée/Oyu Tolgoi JV Property	Units	HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
LOM Cash Flow	$ M
• Before-tax		$2,133	$2,078
• After-tax		$1,595	$1,522
NPV	$ M
• 5%		$506	$512
• 8%		$277	$278
Mine Life (3)	Years	33	77	*
Metal Recovered (4)
• Copper	Mlb	5,579	10,497
• Gold	Koz	2,637	9,367
• Silver	Koz	20,442	45,378

Notes:

1.	Long term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
2.	The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.
4.	Entrée has a 20% attributable interest in the recovered metal.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

-	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

-	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

-	2065 Heruga development production and in 2069 initial block cave production

•	Total direct development and sustaining capital expenditures of approximately $8,637 million ($1,727 million attributable to Entrée).

•	Entrée LOM average cash cost $1.97/lb payable copper.

•	Entrée LOM average C1 cash costs $0.68/lb payable copper.

•	Entrée LOM average AISC after credits $1.83/lb payable copper.

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development. Although molybdenum is present in the Heruga deposit, the 2018 PEA does not include the construction of a molybdenum circuit for its recovery, but it could be added in the future if economic conditions for molybdenum improve. As noted in the Turquoise Hill press release dated October 21, 2016, there are also potential opportunities for increasing the underground mining rate (and mill throughput), which would require further development and sustaining capital and different operating costs, however it would likely result in Lift 2 and Heruga mineralization being mined earlier in the overall Oyu Tolgoi mine plan and potentially improved economics for Entrée.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The "Entrée/Oyu Tolgoi JV Project" (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumbat Ulaan, Mag West and Southeast IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Starting in approximately 2021, the development will cross north onto the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA.

-	Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 29, 2019 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The capital and operating costs in the 2018 Reserve Case are based on estimates prepared for OTFS16. The capital and operating costs in the 2018 PEA are based on data provided by OTLLC.

The cash flows in the 2018 Reserve Case and 2018 PEA are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property mineral resource estimate for the Hugo North Extension deposit has an effective date of January 15, 2018.

The Entrée/Oyu Tolgoi JV mineral resource estimate for the Heruga deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 30, 2010, the effective date of the previous mineral resource estimate reported by Entrée.

The mineral resource estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property– Mineral Resources

							Contained Metal
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21	—	2.03	4,515	2,200	16,500	—
Inferred	174	1.00	0.35	2.73	—	1.21	3,828	2,000	15,200	—
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018.
2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative ("G&A"). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.
4.	Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.
5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.
6.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t net smelter returns ("NSR"). Future mine planning studies may examine lower shut-offs.

The mineral reserve estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve

Hugo North Extension Lift 1

	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
Classification	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018.
2.	For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
3.	A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.
4.	The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.
5.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
6.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2018 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface prospects on both the Shivee Tolgoi mining licence (Airstrip prospect) and the Javkhlant mining licence (Castle Rock, Southeast IP, Mag West and Bumbat Ulaan prospects) (refer to Figure 1).

The most significant prospect identified to date is Castle Rock, a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock has identified a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 m by 400 m area of outcropping quartz-sericite-illite altered dacite intrusive. A strong north-trending induced polarization ("IP") chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two reverse circulation ("RC") drill holes, EJRC0046 (250 m depth) and EJRC0047 (227 m depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a target.

At the Southeast IP prospect several clusters of 60 to 511 parts per million ("ppm") copper soil anomalies, together covering about 3 km by 3 km have been outlined, adjacent to a strong IP (chargeability) anomaly. Additional geological mapping was completed during 2018 (1:5000 scale covering 1,830 hectares). An inferred Devonian window is projected to occur immediately west of the anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly. A soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 hectares). Although drilling was initially proposed for 2018, no holes were drilled.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Airstrip target is located to the southwest of the airport and in 2016 six shallow PCD (Polycrystalline Diamond Composite) holes were drilled, together totaling 420 m. The drilling intersected various intrusive phases of rock but no significant sulphide mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys, a Tromino survey (to determine the depth of overburden) and a dipole-dipole IP survey. Drilling was planned for 2018, but none was completed.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 hectares), along with both gravity and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and covers an area approximately 380 m long and 50 m wide. The zone shows strong silicification and hematite-magnetite mineralization, hosted within andesite-basalt and intruded by dacite porphyry subvolcanics. A second alteration zone occurs two kilometres south from the lithocap and comprises strong advanced argillic alteration zone with disseminated goethite and limonite veinlets, hosted within andesite basalt cut by feldspar rhyolite porphyry dykes and subvolcanics. The second alteration zone is north-south trending and about 100-200 m long and 50-100 m wide.

Moderate-to-strong surface malachite-goethite mineralization (after chalcopyrite) has been identified at several other locations at Bumbat Ulaan. The mineralization is associated with quartz-albite veins or outcrops of potassic-silicic quartz eye granite and red granite. These northwest trending copper mineralized zones are locally 1-10 m wide and up to 100-300 m long, however the overall trend of mineralization is about 1.5 km in length and 1.0 km wide.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 29, 2019, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground Development Progress

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of the manager OTLLC. To date, all underground development has been on the Oyu Tolgoi mining licence and is not expected to cross onto the Entrée/Oyu Tolgoi JV Property until 2021. The following description of underground development progress is as reported by Turquoise Hill in its News Release dated April 15, 2019:

•	During the first quarter 2019 work continued on critical Shaft 2 equipping activities, central heating plant, mine infrastructure, underground materials handling systems and on priority underground development. Pre-sinking works for Shaft 3 and Shaft 4 have also commenced.

•	Rio Tinto, as project manager, has advised Turquoise Hill that the fit-out and commissioning work on Shaft 2 (the main production and services shaft) is now expected to be completed by the end of October 2019.

•	As previously announced by Turquoise Hill, more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. The impact of these changes, including the further delay to Shaft 2, will be included in the definitive estimate review, which is expected to be completed towards the end of 2019. Turquoise Hill will also explore potential mitigation options.

Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property resulting from delays to individual activities at the Oyu Tolgoi project. Entrée will evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Q1 2019 Review

For the three months ended March 31, 2019 and March 31, 2018, Entrée expenses related to Mongolian operations represented in-country administration costs and were not significant.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited ("FML"), a subsidiary of Lodestone Equities Limited ("Lodestone") pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

Q1 2019 Review

Expenditures in Q1 2019 were minimal and related to administration costs in Australia.

INVESTMENTS

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) ("Candente") a 0.5% NSR royalty (the "Cañariaco Project Royalty") on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, a public company listed on the London Stock Exchange ("LSE") and the TSX, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Cañariaco Project Royalty Pass-Through Payments") as follows:

•	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

During the three months ended March 31, 2019, the Company disposed of all its investment in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

	Three months ended March 31
	2019	2018	2017
Expenses
Exploration	$40	$70	$259
General and administrative	374	447	926
Share-based compensation	1	17	-
Depreciation	27	6	8
Other	-	(23)	-
Operating loss	442	517	1,193
Gain on sale of investments	(123)	-	-
Foreign exchange (gain) loss	(20)	135	(18)
Interest income	(34)	(25)	(24)
Interest expense, net	79	76	57
Loss from equity investee	40	13	47
Finance costs	11	-	-
Deferred revenue finance costs	788	732	-
Net loss	1,183	1,448	1,255
Other comprehensive loss (income)
Foreign currency translation	823	(1,122)	(96)
Total net loss and comprehensive loss	$2,006	$326	$1,159
Net loss per common share
Basic and fully diluted	$(0.01)	$(0.01)	$(0.01)
Total assets	$7,186	$7,819	$57,656
Total non-current liabilities	$48,798	$47,007	$33,590

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Operating Loss:

During the three months ended March 31, 2019, the Company’s operating loss was $0.4 million compared to $0.5 million for the three months ended March 31, 2018.

Exploration costs in Q1 2019 were lower compared to the comparative period in 2018 due to cost reduction efforts in Mongolia.

General and administration expenditures in Q1 2019 were 16% lower compared to the comparative period in 2018 due to the reduction in corporate overhead costs in 2019.

Depreciation expenses in Q1 2019 were higher compared to the comparative period in 2018 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019.

Non-operating Items:

During Q1 2019, the Company disposed of all its investment in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

The foreign exchange gain in Q1 2019 was primarily the result of movements between the C$ and US dollar as the Company holds its cash and short-term investments in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs related to the deferred revenue balance, specifically the Sandstorm stream, due to adoption of new IFRS accounting standard which was effective January 1, 2018.

The total assets and total non-current liabilities as at March 31, 2019 were comparable to the balances at March 31, 2018.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Quarterly Financial Data – 2 year historic trend

	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18	Q4 17	Q3 17	Q2 17
Exploration	$40	$38	$41	$26	$70	$95	$74	$94
General and administrative	374	202	297	209	424	259	290	394
Share-based compensation	1	453	13	23	17	441	3	234
Depreciation	27	5	5	6	6	6	7	4
Operating loss	442	698	356	264	517	801	374	726
Unrealized loss on HFT investments	-	1	3	69	-	-	-	-
Foreign exchange (gain) loss	(20)	145	(81)	88	135	26	(349)	(100)
Interest expense, net	45	50	47	48	51	49	49	37
Loss from equity investee	40	66	35	61	13	57	55	55
Income tax recovery	-	-	-	-	-	-	-	(72)
Deferred revenue finance costs(1)	788	761	750	742	732	-	-	-
(Gain) loss on sale of asset / investment	(123)	8	-	(361)	-	-	-	-
Finance costs(2)	11	-	-	-	-	-	-	-
Loss on the arrangement with Mason Resources	-	-	-	--	-	-	-	33,627
Net loss from continuing operations	$1,183	$1,729	$1,110	$911	$1,448	$933	$129	$34,273
Net loss from discontinued operations	-	-	-	-	-	-	-	23
Net loss	$1,183	$1,729	$1,110	$911	$1,448	$933	$129	$34,296
Basic/diluted loss per share – continuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.21)
Basic/diluted loss per share – discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

1.	The Company has adopted IFRS 15 Revenue from contracts with customers ("IFRS 15") using the cumulative effect method which applies the standard as of the date of initial application, January 1, 2018, with no restatement of comparative period amounts and, as such, figures related to 2017 have not been restated to conform to IFRS 15.

2.	Effective January 1, 2019, the Company has adopted IFRS 16 Leases ("IFRS 16") using the modified retrospective method which applies the standard prospectively and, as such, figures related to 2018 and 2017 have not been restated to conform to IFRS 16. Refer to the Accounting Changes section of this MD&A for more information.

Exploration costs have trended lower since Q2 2017 after the Company placed all non-material properties on care and maintenance and implemented cost reduction efforts.

General and administrative costs have trended lower since Q2 2017 due to reduction of administrative expenditures. In Q4 2017 and Q1 2018, the Company incurred one-time expenditures relating to the 2018 Technical Report for the Entrée/Oyu Tolgoi JV Property. In addition, beginning Q1 2019, the Company no longer received cost-recovery reimbursement from Mason Resources Corp. ("Mason Resources"). For further information on the arrangement with Mason Resources, reference should be made to the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A.

Share-based compensation expenditures in Q4 2018 and Q4 2017 were due to option grants. In Q2 2017, adjustments were made to share-based compensation relating to the plan of arrangement with Mason Resources.

Interest expense, net, is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The loss from equity investee is related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

LIQUIDITY AND CAPITAL RESOURCES

	March 31, 2019	March 31, 2018	March 31, 2017
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(407)	$(227)	$(1,265)
- After changes in non-cash working capital items	(686)	(191)	(1,162)
Cash flows (used in) from financing activities	(17)	130	5,218
Cash flows used in investing activities	(4,081)	-	-
Net cash (outflows) inflows	(4,784)	(61)	4,056
Effect of exchange rate changes on cash	21	(368)	103
Cash balance	$1,391	$6,639	$17,550
Cash flows used in operating activities per share
- Before changes in non-cash working capital items	$(0.00)	$(0.00)	$(0.01)
- After changes in non-cash working capital items	$(0.00)	$(0.00)	$(0.01)

The Company allocated $5.1 million into Government Investment Certificates ("GICs") and Redeemable Short-Term Investment Certificates ("RSTICs") from its cash balance. All amounts are secured and redeemable within 1 year. The cash balance and short-term investments combined value at March 31, 2019 was $6.5 million.

Cash outflows after changes in non-cash working capital items in Q1 2019 were higher than the comparative period in 2018 due to one-time corporate restructuring costs in 2019 and termination of cost-recovery reimbursement from Mason Resources.

Cash flows (used in) from financing activities changed immaterially in Q1 2019 from the comparative period in 2018.

Cash flows used in investing activities in Q1 2019 were related to the purchase of short-term investments and proceeds from sale of investment (see "Investments" section above) in 2019.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at March 31, 2019 was approximately $6.4 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period and up to the time when the Company expects the Entrée/Oyu Tolgoi JV Property will commence production. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Contractual Obligations

As at March 31, 2019, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$417	$117	$300	$-	$-

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At March 31, 2019 and at the date of this MD&A, the Company had 174,871,449 shares issued and outstanding.

Share Purchase Warrants

At March 31, 2019 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of Entrée’s Board of Directors (the "Board").

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

As at March 31, 2019, the Company had 8,560,000 share options outstanding and exercisable.

The following is a summary of share options outstanding and exercisable as at the date of this report:

Number of share options (000`s)	Exercise price per share option C$	Expiry date
860	0.18	Dec 2019
1,300	0.28 – 0.32	July – Dec 2020
2,210	0.33 – 0.36	Mar – Nov 2021
1,880	0.52 – 0.62	May – Oct 2022
2,265	0.55 – 0.63	Feb – Dec 2023
8,515

ACCOUNTING CHANGES

In 2019, the Company adopted IFRS 16 Leases (refer to the unaudited consolidated condensed interim financial statements for the three month period ended March 31, 2019 for more information).

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the "Sandstorm Agreement").

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the "Deposit") in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s most recently filed AIF.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the three month periods ended March 31, 2019 and 2018 are as follows:

	2019	2018
Directors’ fees	$33	$41
Salaries and benefits	$137	$356
Share-based compensation	$-	$25

As of March 31, 2019, included in the accounts payable and accrued liabilities balance on the condensed consolidated interim statement of financial position is $0.0 million (December 31, 2018 - $0.2 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, up to a total of $1.0 million (Dec 31, 2018 - $1.3 million) may become payable to key management personnel of the Company.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities, and loan payable.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents and short-term investments are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at March 31, 2019:

March 31, 2019	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$1,391	$-	$-	$1,391
Short-term investments	5,084	-	-	5,084
Deposits	-	11	-	11
Total financial assets	$6,475	$11	$-	$6,486

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$89	$89
Loan payable	-	-	8,487	8,487
Total financial liabilities	$-	$-	$8,576	$8,576

There have been no transfers between fair value levels during the reporting period.

NON-IFRS PERFORMANCE MEASUREMENT

"Cash Costs after credits" ("C1") and all-in sustaining cost ("AISC") are non-IFRS Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors. The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2018.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Entrée, their potential impact, and the Company`s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2018 and in its AIF dated March 29, 2019 in respect of such period, both of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No change in the Company`s internal control over financial reporting occurred during the period beginning on January 1, 2019 and ended on March 31, 2019 that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of the Company to maximize returns to shareholders; construction and continued development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; potential production delays and the impact of such delays; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; projected mining and process recovery rates; anticipated timing and amount of future production, capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; closure costs and requirements; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold, silver and molybdenum, projected grades, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; environmental risks; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person ("QP") as defined by NI 43-101.

Q1 2019 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" Feasibility Study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to SEC Industry Guide 7.

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